[LETTERHEAD OF O'MELVENY & MYERS]


                            January
                            31st
                            1 9 9 7






(213) 669-6000

                                                    330,955-138
                                                    LA1-733364.V1

Great Western Financial Corporation
9200 Oakdale Avenue
Chatsworth,   California  91311

          Re:  Great Western Financial Trust II

Ladies and Gentlemen:

          You have requested our opinion as to whether Great Western Financial Trust II (the "Trust") will qualify as a grantor trust for United States federal income tax purposes as of the date the Trust is formed. The Trust will be a business trust formed in accordance with the provisions of the Delaware Code, title 12, chapter 38.

          In connection with rendering this opinion, we have examined the Amended and Restated Declaration of Trust dated as of January 22, 1997 (the "Declaration"), the Indenture dated as of September 12, 1990, as amended and supplemented, between Great Western Financial Corporation (the "Company") and Harris Trust and Savings Bank, as the Indenture Trustee (the "Indenture Trustee"), the Third Supplemental Indenture dated as of January 22, 1997 between the Company and the Indenture Trustee, and such other documents as we have deemed necessary or appropriate for purposes of this opinion. For purposes of such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, and the authenticity of all documents submitted to us as relevant to this opinion and, as to matters of fact, we have relied upon the agreements, instruments, certificates and documents referred to above. We have assumed that all parties have the corporate power and authority to enter into and perform all obligations thereunder, and we have also assumed the due authorization by all requisite corporate actions, the due execution and delivery and the validity, binding effect and enforceability of such documents.

          The facts as we understand them and on which this opinion is based are as follows:

          The Company will issue subordinated debt securities (the "Subordinated Debt Securities"), which will be held by the Trust. The Trust will initially have four trustees (the "Trustees"), three of whom will be persons employed by or affiliated with the Company. The fourth Trustee will be First Chicago Delaware Inc., a Delaware corporation. The Declaration will authorize the Trustees to have the Trust issue capital securities (the "Capital Securities") and common securities (the "Common Securities" and together with the Capital Securities, the "Securities") representing beneficial undivided interests in the Trust. All of the Common Securities will be held by the Company. The Declaration will not permit the issuance by the Trust of any securities or other beneficial interests other than the Securities. Pursuant to the Declaration, The First National Bank of Chicago (the "Property Trustee"), who will not be a Trustee, will be appointed to hold the Subordinated Debt Securities owned by the Trust for the benefit of the holders of the Securities. The Property Trustee will also receive all interest and principal paid in respect of the Subordinated Debt Securities and will maintain such funds in a segregated account pending distribution of such funds to the holders of the Securities.

          Holders of the Securities will be entitled to receive cumulative cash distributions (the "Distributions") at a specified annual rate of the liquidation preference of $1000 per Security, accruing from the date of original issuance and payable semi-annually in arrears on February 1 and August 1 of each year commencing August 1, 1997. The timing and rate of payments on the Securities and the total outstanding liquidation preference of the Securities shall be identical to, respectively, the timing and rate of payments on and total outstanding principal amount of the Subordinated Debt Securities. The Capital Securities will rank pari passu with the Common Securities, except that in the event of a default under the Declaration the rights of the holders of the Common Securities to payments of Distributions and to payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Capital Securities. In addition, in the event that the Trust does not have sufficient funds to pay Distributions to the holders of the Capital Securities, such holders will be entitled to bring legal action to compel the Property Trustee to enforce the rights of the Trust under the indenture executed in connection with the issuance of the Subordinated Debt Securities (the "Indenture").

          The Subordinated Debt Securities will have a maturity of up to 30 years. The Company may defer interest payments on the Subordinated Debt Securities for up to 10 consecutive semi-annual periods, at which time all deferred interest would be payable. The Subordinated Debt Securities will be rated investment grade.

          Under Treasury Regulation Section 301.7701-4, in order for a trust to be classified as a fixed investment trust rather than as an association taxable as a corporation or as a partnership, there must be no power, on the part of the trustee or any other person, to vary the investment of the holders of interests in the trust in order to take advantage of market fluctuations. Furthermore, the trust cannot have multiple classes of ownership, unless the trust is formed for purposes of facilitating direct investment in the trust assets and the existence of multiple classes is merely incidental to such purposes.

          The Declaration prohibits the Trustees from causing the Trust to acquire any assets other than the Subordinated Debt Securities. In particular, neither the Trustees nor the Trust may vary the assets of the Trust or the terms of the Securities. In addition, payments of interest and principal received with respect to the Subordinated Debt Securities may not be invested, but rather must be distributed to the holders of the Securities. Furthermore, as stated and with the exception noted above, the Capital Securities will rank pari passu with the Common Securities.

          Based on the foregoing, and assuming compliance with the provisions of the Declaration, it is our opinion that the Trust will be treated as a grantor trust under subpart E, part I of subchapter J of the Internal Revenue Code for United States federal income tax purposes rather than as an association taxable as a corporation or as a partnership and, accordingly, each beneficial owner of a Capital Security will be treated for United States federal income tax purposes as the owner of an undivided interest in the Subordinated Debt Securities held by the Trust.

          We consent to the inclusion of this opinion in the Current Report on Form 8-K dated January 31, 1997 which is incorporated by reference in the Registration Statement on Form S-3, File No. 333-19711, as amended by Amendment No. 1 filed by the Company and the Trust with the Securities and Exchange Commission on January 13, 1997 and January 21, 1997, respectively, the Prospectus dated January 21, 1997 and the Prospectus Supplement dated January 22, 1997 relating to the registration of the Capital Securities.

                              Respectfully submitted,

                              /s/ O'MELVENY & MYERS